RBC Capital Markets®	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-189888

Final Pricing Supplement Dated November 10, 2014 to the Product Supplement Dated February 1, 2013 and the Offering Circular Dated June 28, 2012	Mandatorily Exchangeable Notes Each Linked to a Single Reference Stock Royal Bank of Canada

Royal Bank of Canada is offering two (2) separate offerings of Mandatorily Exchangeable Notes (the “notes”). Each note offering is a separate offering of the notes linked to one, and only one, Reference Stock named below. The notes will pay interest at the relevant rate specified below, and will have the terms described in the documents described above, as supplemented or modified by this pricing supplement, as set forth below.

The notes do not guarantee any return of principal at maturity. Any payments on the notes are subject to our credit risk.
Investing in the notes involves a number of risks. See “Risk Factors” beginning on page 3 of the offering circular dated June 28, 2012 and “Additional Risk Factors Specific to Your Notes” beginning on page PS-4 of the product supplement dated February 1, 2013.

The notes are our direct, unsecured and unsubordinated general obligations. The notes do not evidence deposits insured under the Canada Deposit Insurance Corporation Act or by the United States Federal Deposit Insurance Corporation (the “FDIC”) or any other Canadian or United States governmental agency.

The notes have not been, and will not be, registered with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”).  The notes may be sold, pledged or otherwise transferred only to “qualified institutional buyers” in reliance on Rule 144A under the Securities Act. By purchasing the notes, you will be deemed to have made the acknowledgments, representations, warranties and agreements set forth in the section “Notice to Investors” below and the section “Transfer Restrictions” in the Offering Circular.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this pricing supplement or the accompanying product supplement or offering circular is truthful or complete. Any representation to the contrary is a criminal offense.

The issuers of the Reference Stocks did not participate in the preparation of this pricing supplement, will not receive any of the proceeds from these offerings, and will not have any obligation to make any payments to you.

Issuer:	Royal Bank of Canada	Listing:	None
Pricing Date:	November 10, 2014	Maturity Date:	February 4, 2015.
Issue Date:	November 18, 2014	Interest Payment Dates:	January 5, 2015 and the Maturity Date.
Valuation Date:	February 2, 2015
Payment at Maturity (if held to maturity):	At maturity, we will pay to you, for each unit of the notes, the lesser of:
(i) the closing price of the relevant Reference Stock on the relevant Valuation Date multiplied by the applicable Multiplier; and
(ii) the relevant Cap Price.
Investors could lose some or all of their investment at maturity if there has been a decline in the trading price of the relevant Reference Stock.
Multiplier:	One, subject to adjustments as described in “General Terms of the Notes—Anti-Dilution Adjustments” beginning on page PS-17 of the product supplement.
Stock Settlement:	Not applicable. The payment at maturity will be made solely in cash.
Note	Reference Stock	Denominations (Principal Amount per Unit)	Interest Rate (per Annum)	Initial Price	Cap Price	CUSIP	Aggregate Principal Amount (Total Units)	Price to Investors	Broker’s Commission	Proceeds to Royal Bank of Canada
A	International Paper (IP)	$53.5419	12.66%	$53.5419	$56.2190	78012N184	$30,738,404.79 (574,100 units)	100%	$0 0%	$30,738,404.79 100%
B	Eaton Corp Plc (ETN)	$69.1567	8.82%	$69.1567	$72.6145	78012N192	$30,567,952.97 (442,010 units)	100%	$0 0%	$30,567,952.97 100%
The price at which you purchase the notes includes hedging costs and profits that Royal Bank of Canada or its affiliates expect to incur or realize. These costs and profits will reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Issue Date.

We may use this pricing supplement in the initial sale of the notes. In addition, RBC Capital Markets, LLC or another of our affiliates may use this pricing supplement in a market-making transaction in the notes after their initial sale. Unless we or our agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

RBC Capital Markets, LLC

Mandatorily Exchangeable Notes Each Linked to a Single Reference Stock

NOTICE TO INVESTORS

The notes have not been, and will not be, registered under the Securities Act or the state securities laws of any state of the United States or the securities laws of any other jurisdiction. RBC Capital Markets, LLC will purchase the notes from us, and resell them only to “qualified institutional buyers,” or “QIBs,” as such term is defined in Rule 144A under the Securities Act.  The notes may not be sold, pledged, or otherwise transferred except to QIBs in reliance on Rule 144A under the Securities Act.

Each holder and beneficial owner of notes acquired in connection with their initial distribution and each transferee of notes from any such holder or beneficial owner will be deemed to have represented and agreed with us regarding the notes as follows (terms used below that are defined in Rule 144A are used as defined therein):

Such investor:

(a)	is a QIB;

(b)	is aware that the sale of the notes to it is being made in reliance on Rule 144A;

(c)	is acquiring such notes for its own account or for the account of a QIB; and

(d)	has not been formed for the purpose of investing in the notes.

The investor understands and acknowledges that the notes have not been, and will not be, registered under the Securities Act and may not be resold, pledged, or otherwise transferred by it except to a QIB in a transaction complying with any securities laws of the United States, any applicable state securities laws and the laws of any applicable foreign jurisdictions.  It will, and each subsequent holder or beneficial owner is required to, notify any subsequent purchaser of the notes from it of the resale restrictions referred to above.  In making this purchase, it represents and warrants that is not acting with the intention of evading, either alone or in conjunction with any other person, the requirements of the Securities Act.

Any notes issued in connection with this offering may contain such restrictive legends as are necessary to comply with applicable U.S. securities laws.

RBC Capital Markets, LLC
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Mandatorily Exchangeable Notes Each Linked to a Single Reference Stock

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in this pricing supplement, the product supplement, and the offering circular.

General:
This pricing supplement relates to two (2) separate offerings of Mandatorily Exchangeable Notes. Each note offering is a separate offering of the notes linked to one, and only one, Reference Stock. All of the notes offered by this pricing supplement are collectively referred to as the “notes”.  The notes offered by this pricing supplement do not represent notes linked to a basket of the Reference Stocks.

Issuer:	Royal Bank of Canada (“Royal Bank”)

Pricing Date:	November 10, 2014

Issue Date:	November 18, 2014

Denominations:	As set forth on the cover page.

Specified Currency:	U.S. Dollars

Interest Rate:	As set forth on the cover page.

Interest Payments and	Interest will be paid as follows:
Relevant Dates:	Note	Ex-Coupon Dates*	Record Dates	Interest Payment Dates	Interest Payment per Unit of the Notes
	A	December 23, 2014 January 26, 2015	December 26, 2014 January 28, 2015	January 5, 2015 February 4, 2015	$0.88495837 $0.54603814
	B	December 23, 2014 January 26, 2015	December 26, 2014 January 28, 2015	January 5, 2015 February 4, 2015	$0.79633940 $0.49135835

* An investor will receive the relevant interest payment if the notes are sold on or after the applicable Ex-Coupon Date and the resale is made on a “T+3” basis. For example, if investor A sells Note A to investor B in a secondary market transaction on December 23, 2014 and the sale settles on December 29, 2014, the relevant interest payment will be paid to investor A, since investor A will be the record holder of Note A on the applicable record date.

Valuation Date:	February 2, 2015

Maturity Date:	February 4, 2015

Reference Stocks:	As set forth on the cover page.

RBC Capital Markets, LLC
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Mandatorily Exchangeable Notes Each Linked to a Single Reference Stock

Payment at Maturity (if held to maturity):
At maturity, we will pay to you, for each unit of the notes, the lesser of:

(i)     the Final Price; and

(ii)     the Cap Price.

Investors will lose some or all of their investment at maturity if the Final Price is less than the Initial Price.

Initial Price:	As set forth on the cover page.

Final Price:	The closing price of the relevant Reference Stock on the relevant Valuation Date multiplied by the applicable Multiplier.

Multiplier:	One, subject to adjustment as described in “General Terms of the Notes—Anti-Dilution Adjustments” beginning on page PS-17 of the product supplement.

Cap Price:	As set forth on the cover page.

Stock Settlement:	Not applicable. The payment at maturity will be made solely in cash.

Calculation Agent:	RBC Capital Markets, LLC

Secondary Market:
RBC Capital Markets, LLC (or one of its affiliates), though not obligated to do so, plans to maintain a secondary market in the notes after the Issue Date.  The amount that an investor may receive upon sale of the notes prior to maturity may be less than the principal amount of those notes.

Listing:	None

U.S. Tax Treatment:
By purchasing a Note, each holder agrees (in the absence of a change in law, an administrative determination or a judicial ruling to the contrary) to treat the Note as a pre-paid income-bearing derivative contract for U.S. federal income tax purposes. However, the U.S. federal income tax consequences of your investment in the Notes are uncertain and the IRS could assert that the Notes should be taxed in a manner that is different from that described in the preceding sentence. Please see the discussion herein under “Supplemental Discussion of U.S. Federal Income Tax Consequences” and the discussion in the product supplement dated February 1, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Clearance and Settlement:	DTC global notes

RBC Capital Markets, LLC
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Mandatorily Exchangeable Notes Each Linked to a Single Reference Stock

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following disclosure supplements, and to the extent inconsistent, supersedes, the discussion in the product supplement dated February 1, 2013 under “Supplemental Discussion of U.S. Federal Income Tax Consequences,” which applies to the Notes.

Non-U.S. Holders.  Under proposed U.S. Treasury Department regulations, withholding due to any payment being treated as a “dividend equivalent” (as discussed on page PS-31 of the product prospectus supplement) will begin no earlier than January 1, 2016.  In addition, the U.S. Treasury Department and Internal Revenue Service have announced that they intend to limit this withholding to equity-linked instruments issued on or after the date that is 90 days after the date of publication in the U.S. Federal Register of final regulations addressing dividend equivalent withholding.

Foreign Account Tax Compliance Act. The Treasury Department has issued final regulations affecting the legislation enacted on March 18, 2010 and discussed in the Offering Circular under “U.S. Federal Income Tax Considerations — Foreign Account Tax Compliance Act.”  Withholding and reporting requirements with respect to payments made on the Notes will generally begin no earlier than July 1, 2014.  Account holders subject to information reporting requirements pursuant to the Foreign Account Tax Compliance Act may include holders of the Notes.  Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing the Foreign Account Tax Compliance Act may be subject to different rules. Holders are urged to consult their own tax advisors regarding the implications of this legislation and subsequent guidance on their investment in the Notes.

RBC Capital Markets, LLC
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Mandatorily Exchangeable Notes Each Linked to a Single Reference Stock

THE REFERENCE STOCKS

Each Reference Stock is registered under the Securities Exchange Act of 1934 (the “Exchange Act”). Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the Securities and Exchange Commission (the “SEC”).  Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC’s website at www.sec.gov.  In addition, information regarding each Reference Stock may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

The following information regarding each issuer of the Reference Stocks is derived from publicly available information.

We have not independently verified the accuracy or completeness of reports filed by each issuer with the SEC, information published by them on their respective websites or in any other format, information about the issuers obtained from any other source or the information provided below.

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International Paper produces and distributes printing paper, packaging, forest products, and chemical products. The company operates specialty businesses in global markets as well as a broadly based distribution network.

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Eaton Corporation Plc manufactures engineered products for the industrial, vehicle, construction, commercial, and aerospace markets. The company offers products including hydraulic products and fluid connectors, electrical power distribution and control equipment, truck drivetrain systems, engine components, and a wide variety of controls.

RBC Capital Markets, LLC
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